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                                                                      EXHIBIT 11

                        CAPITOL COMMUNITIES CORPORATION

                       Computation of Earnings Per Share
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                                           Six Months Ended
                                               March 31,

                                          1997           1996
                                          ----           ----

Shares Outstanding Beginning            7,000,000      7,000,000
Of Period

Shares Issued During Period
     October 7, 1996                       38,000              -
     November 12, 1996                    150,000              -

Weighted average number of              7,151,099      7,000,000
shares outstanding

Total                                   7,151,099      7,000,000

Earnings (loss) applicable to           $(646,717)     $(566,436)
common shares

Earnings (loss) per share of            $  (0.090)     $  (0.081)
common stock
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